Exhibit 99.4

Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44(0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto invests US$500 million for regional power upgrade in the Pilbara
15 July 2008
Rio Tinto has announced an investment of over US$500 million in cleaner, more sustainable power generation to support its expansion of iron ore mining capacity in Western Australia.
It will build generation and transmission infrastructure near Karratha worth US$503 million (US$397 million Rio Tinto share) to supply electricity to its port and mine operations. The new power station will be constructed adjacent to the 7 Mile Rail Operations site.
It will use natural gas turbines, resulting in a significant reduction in emission rates compared with the two steam power stations currently in operation at the Cape Lambert and Dampier ports, which will be decommissioned.
As part of the investment, Rio Tinto will build a 220kv power line from the new power station to Cape Lambert. The power station will be commissioned in 2010.
Rio Tinto Iron Ore group chief executive Sam Walsh said the open cycle gas turbines would emit about 25 per cent less carbon dioxide than the existing steam turbines.
“At an annual production rate of 220 million tonnes of iron ore — a rate we expect to reach in Q4 of 2008 — we will be saving 200,000 tonnes a year of greenhouse gas emissions by moving to open cycle turbines,” he said.
Rio Tinto is responsible for the generation, transmission and distribution of electricity to its mines, ports and associated towns. This network forms a significant component of the Pilbara’s North West Interconnected System.
Rio Tinto will study options to increase power generation further to support future expansion plans in the Pilbara.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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